OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Sun Fund Renewables Inc.

185 Plains Road
Suite 100E
Milford, CT 06461

http://www.sun.fund



1000 shares of Series Seed Preferred Stock with SAFT

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 shares of series seed preferred stock & SAFT ($1,070,000)

Minimum 1,000 shares of series seed preferred stock & SAFT ($10,000)

Company	Sun Fund Renewables, Inc.
Corporate Address	185 Plains Road, Suite 100E, Milford, CT 06461
Description of Business	Sun Fund develops, constructs, owns and operates solar power systems.
Type of Security Offered	Series Seed Preferred Stock (convertible to common with cumulative 6% preferred return) & Simple Agreement for Future Tokens (SAFT)
Purchase Price of Security Offered	$10 per share (and equal value of future utility tokens)
Minimum Investment Amount (per investor)	$100

Future Utility Tokens

In connection with the purchase of the shares, Purchasers shall receive from the Company, if and when the Company has a future token generation event:

- Investors will receive a number of tokens equal to the value of the investment amount. For example, an investment of $1,000 will entitle the investor to $1,000 worth of tokens in accordance with the terms of the future token generation event.

The tokens will vest and be delivered approximately 120 days after the official launch of the token generation event. The Company currently does not have a distributed ledger based business model nor a blockchain based utility token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur.

The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Description of Future Utility Tokens. The Company is including as part of this Offering the right to receive future utility tokens when and if the Company creates a business model and network based upon blockchain and distributed ledger technology. The utility tokens may be used within the network to purchase energy credits and kilowatts produced by projects owned by the Company. The tokens may also be exchangeable upon crypto exchanges. The Company does not have expertise in this area and has no immediate plans to create a distributed ledger technology offering. Therefore, the rights offered and issued in connection with this offering are contingent upon the development of such technology. Investors in this offering should not plan on receiving such tokens and should not include any such future utility tokens as part of their investment decision. Any future utility token shall only have a use within a developed ecosystem and shall not be considered debt or equity in the Company.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Sun Fund's mission is to offer attractive, fixed returns to investors seeking direct exposure to the most lucrative solar markets in the United States. We focus on industrial, affordable housing, community and utility-scale solar projects. With over 55 megawatts currently under development, and 1.5 megawatts of projects coming on line in 2017, Sun Fund is positioned to quickly scale up and build market share, while maintaining high net operating income through a vertically-integrated business model, which focuses on: project origination, financing, tax equity structuring and optimization, engineering, procurement, construction and the long-term management of our solar portfolio. This integrated model allows Sun Fund to offer investors direct exposure to profitable solar projects with a high rate of return, backed by Power Purchase Agreements and renewable energy credits.

We sell solar power in the Northeast United States on long-term fixed price contracts to our offtakers, at prices which are generally below prevailing alternatives for these customers. Offtaker categories may include: commercial and industrial entities with a Moody's credit rating (or equivalent rating) of Baa3 or higher and investment-grade utilities such as Eversource, United Illuminating and National Grid. Since inception, we have achieved a 50% reduction in total solar project EPC (engineering, procurement and construction) costs, which includes a significant decrease in balance

of systems costs due in part to our efficient engineering methods, design and procurement efforts.
The Sun Fund team started with development, financing and construction of commercial and industrial solar projects in the State of Connecticut. The Sun Fund team developed and built the largest industrial solar project in Bridgeport, Connecticut, totaling 644kW DC. The Sun Fund team developed over 3.4 megawatts of solar projects to date and has already raised project-level debt financing of over $6.5m.

Sun Fund is rapidly expanding into lucrative New England markets such as Rhode Island, where there is a high feed-in tariff, as well as the solar market in the District of Columbia.

Sales, Supply Chain, & Customer Base

Sun Fund sells renewable electricity to off-takers through long-term power purchase agreements lasting 15 to 30 years. The Sun Fund customer base generally includes utilities, commercial businesses, non-profits and affordable housing providers. Sun Fund purchases equipment and procures electrical and installation labor from numerous vendors and sub-contractors.

Competition

The US solar market is highly competitive, with the residential segment being the most crowded segment of the industry. Sun Fund therefore focuses on markets which present the highest margins with the lowest level of competition – the industrial, community solar and small utility-scale markets. Competitors consist of the following:

•Local Developers. Local developers compete to develop projects to either Notice to Proceed (NTP) or Commercial Operation Date (COD), after which they generally sell to a buyer such as an electric utility or private equity fund. Because developers must invest a substantial amount of capital to develop a project, they are usually incapable of developing a large pipeline due to the long development periods, development risks and high costs.

•Local Solar Contractors (EPC's) in the commercial and industrial (C&I) segment. In the C&I segment, there are local solar contractors who build and commission projects. In some cases, EPC's may seek third-party financing, in which case, they may compete with Sun Fund. Note, however, that this type of competition is limited due to the fact that EPC's are generally not capable of efficiently financing projects, so the terms they offer offtakers may frequently be less competitive than Sun Fund's vertically integrated development and finance model, where a larger portion of margins are retained, vs. an EPC who is constrained by predatory third-party financing terms, which can result in less competitive PPA terms for offtakers.

Sun Fund's vertically integrated solar development and finance model allows us to offer more competitive PPA terms (savings) to offtakers and lower bids for feed-in tariff auctions, vs. other competitors, who rely on third-party financing or outside investors. Because we develop the projects to NTP and then build, own and operate our solar assets, Sun Fund is engaging in financial disintermediation, which allows investors to have more direct long-term exposure to solar assets.

Liabilities and Litigation

The company does not have any liabilities other than as disclosed on the financial statements. The company is not and has not previously been a party to any type of litigation.

The team

Officers and directors

Michael Licamele	President & Director
Scott Licamele	Senior Vice President
Bryan Wilson - Vice President of Operations	Vice President of Operations

Michael Licamele
Michael has been President & Director of Sun Fund Renewables Inc. since inception. Michael has also been President of MSL Group Inc. for over 25 years (1988-2017), where he has been engaged in the business of energy project finance and development as well as real estate development. He has led the development of over 50 megawatts of solar projects in the past three years. Previously he received the national 2012 Award of Excellence in Program Innovation by the National Association of Housing and Redevelopment Officials. Partnered with Bridgeport Housing First Collaborative & Housing Authority of the City of Bridgeport, Mike helped to cut chronic homelessness in Bridgeport by 50%. He received his MBA from the Stern School of Business at new York University and a BS in Foreign Service from the School of Foreign Service at Georgetown University. Mike was recently interviewed by the local press to discuss a community solar project he developed and also received a Certificate of Recognition from the United States Senate for his pioneering work in renewable energy and affordable housing.

Scott Licamele
Scott has been Senior Vice President of Sun Fund Renewables Inc. since inception. Scott has also been Senior Vice President of Business Development at MSL Group, Inc. since January 2011 where he has been engaged in the business of energy project finance and development. He has an extensive background in emerging capital markets, equity research and asset management. He was previously a Senior Emerging Markets Broker with Sberbank CIB in New York (the largest financial institution in Eastern Europe), where he advised US institutional investors on emerging markets equity investments (2011-2015). Prior to that he was Director of Equity Research at Red Star Asset Management, a Greenwich, CT based hedge fund focused on emerging markets equities (2009-2011). Scott received a B.A. in European History from Bard College and an M.A. in International Finance & Banking from the School of International and Public Affairs at Columbia University in New York. He is fluent in

Russian and has worked extensively in the former Soviet Union in various capacities. Scott has appeared frequently on financial news networks, such as Bloomberg Television and was quoted in the local press regarding the renewable energy market. Scott is a volunteer on the Weston, Connecticut Sustainability Committee.

Bryan Wilson - Vice President of Operations
Bryan has been Vice President of Operations at MSL Group since 2011 where he has been engaged in the business of energy finance and development. Earlier in his career, Bryan worked with Mo Vaughn (of the Boston Red Sox) to create and manage the Mo Vaughn Youth Development Program (M.V.Y.D.P). Bryan was instrumental in facilitating Mo Vaughn's profitable marketing campaigns, including endorsements, promotions and appearances for Pepsi Cola, Co., Stateline Potato Chips, Reebok, Adidas, Sprint PCS, Tommy Hilfiger, Ringling Brothers and Barnum Bailey Circus. He was also a cofounder of Wilson & Smith Associates, which provided services for Sean "Puffy" Combs a.k.a "P.Diddy." He set up and managed a nonprofit youth program in Harlem. Bryan received a BA from Teikyo Post University in Waterbury, CT on a four year athletic scholarship as their star point guard.

Number of Employees: 8

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Risk Inherent in All Investing** The value of your investment in the Fund, as well as the amount of return you receive on your investment may fluctuate from day to day and over time. You may lose part or all of your investment in the Fund or your investment may not perform as well as other similar investments. Investments in solar energy projects may be speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in such projects. There is no guarantee that the stated company valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive restricted ownership that may be subject to holding period requirements. Investments in solar energy should only be part of your overall private investment portfolio.
- **Solar Investment Risk** Investments in solar asset securities involve unique risks. Solar asset securities may have limited financial resources, may trade less frequently and in limited volume, may engage in dilutive offerings of securities and may be more volatile than other securities. The main risk of solar related securities is that the value of the underlying solar assets may go down. Many factors may affect solar asset values. These factors include both the general and local economies, credit off-taker performance or bankruptcies, the ability to re-allocate solar production on attractive terms, the amount of solar construction in

a particular area, the laws and regulations (including zoning, environmental and tax laws) affecting solar assets and the costs of owning, maintaining and improving solar assets. The availability of financing and changes in interest rates also affect solar asset values. If the company's solar related investments own solar assets which are concentrated in one geographic area or in one property type, the company will be particularly subject to the risks associated with that area or proper type. Many issuers of solar related securities are highly leveraged, which increases the risk to holders of such securities. The value of the securities the Fund buys will not necessarily track the value of the underlying investments of the issuers of such securities.

- **Limited Operating History** Our limited operating history, especially with large-scale solar projects, may not serve as an adequate basis to judge our future prospects, results of operations and cash flows and our ability to maintain preferred dividend payments.
- **Operational Risks** Operational risks include our ability to complete installations in a timely manner due to market conditions or due to unavailable financing, our ability to continue to expand our operations and the amount and timing of expenditures related to such expansion.
- **Regulatory Risk** We are subject to risks associated with regulatory compliance and other contingencies, any of which could have a material adverse affect on our business and results of operations. The installation of solar energy systems, energy-storage systems and other energy-related products requiring building modifications are subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, environmental protection, utility interconnection and metering, and related matters. Any new government regulations or utility policies pertaining to our systems may result in significant additional expenses to us and our customers and, as a result, could cause a significant reduction of free cash flow and dividends.
- **Competition** The solar power market in general competes with conventional fossil fuels supplied by utilities and other sources of renewable energy such as wind, hydro, biomass, concentrated solar power and emerging distributed generation technologies such as micro-turbines and fuel cells. The market for solar electric power technologies is competitive and continually evolving.
- **Management Risk** The loss of one or more members of our senior management or key employees may adversely affect our ability to implement our strategy. We depend on our experienced management team, and the loss of one or more key executives could have a negative impact on our business.
- **Federal and State Regulations** Changes in federal and state regulations may adversely affect Sun Fund operations, Investor returns and other parties. A large number of federal and state regulations influence the returns, costs, and other factors impacting the successful operation of Sun Fund, including but not limited to subsidies and incentives awarded to photovoltaic solar systems, securities and other financial regulation, construction and permitting regulation, and labor and employment law. Changes in any of these regulations, at both the federal and state level, may materially impact Sun Fund's ability to generate net

income and pay dividends. Our business may be harmed by changes in trade regulation between the United States and other countries. Sun Fund regularly utilizes equipment and services manufactured in or sourced from foreign countries. Changes in trade terms, tariffs, or other economic relations with the United States may disrupt Sun Fund's ability to operate its business. It is worth noting, in particular, the ongoing trade negotiations and litigation between the United States and China, a large supplier of solar equipment.

- **Dividend Policy & Dividend Payments** The Company's ability to pay cash dividends depends on the results of operations and financial conditions and could be restricted by legal, contractual or other limitations. The ability of the Company to pay dividends and make other payments will depend on results of operations and financial conditions and could be restricted by applicable corporate and other laws and regulations. If earnings and cash flows of the Company are substantially reduced, the Company may not be in a position to meet our operational needs or to pay dividends. In addition, the Company's ability to pay dividends to shareholders is subject to legal and other requirements and restrictions. For example, the Company may only pay dividends out of net profits, distributable retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with applicable laws and regulations.
- **Risks Related to Future Tokens:** Any future utility tokens will be distributed to purchasers thereof pursuant to a future distribution contract. Company makes no representations or warranties, express or implied, including, without limitation, any warranties of title or implied warranties of merchantability or fitness for a particular purpose with respect to the distribution contract or the future utility tokens or their utility, or the ability of anyone to purchase or use the tokens for any purpose. The Company does not make any representation or warranty that the process of receiving the future utility tokens will be reliable and error-free. The Company may never develop a distributed ledger business model, may never develop any utility tokens or may never receive tokens.
- **Until recently, little or no regulatory attention has been directed toward blockchain technologies by U.S. federal and state governments, foreign governments and self-regulatory agencies.** As blockchain technology and cryptocoins have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network and other blockchain technologies, blockchain users and the various crytpocoin exchange markets. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Bitcoin and other cryptocoins. Additionally, a U.S. federal magistrate judge in the U.S. District Court for the Eastern District of Texas has ruled that "Bitcoin is a currency or form of money," although there is no indication yet whether other courts or federal or state regulators will follow the federal magistrate's opinion. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. Currently,

neither the SEC nor the CFTC has formally asserted regulatory authority over cryptocoin network or cryptocoin trading and ownership.

- **Regulation of tokens (including any future utility token created by the Company).** Regulation of tokens (including any future utility token created by the Company) and token offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of any distributed ledger network developed by the Company and the adoption and utility of the future utility tokens. Failure by the Company, to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.
- **The regulation of non-currency use of blockchain assets is also uncertain.** The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset, the Company Network and any future utility tokens may be materially and adversely affected.
- **Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia.** Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the ecosystem for any future utility tokens. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of a ecosystem and the adoption and utility of any future tokens.
- **New or changing laws and regulations or interpretations of existing laws and regulations.** New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which any future utility tokens may be exchanged, the value of the distributions that may be made by the ecosystem, the liquidity of any future utility token, the ability to access marketplaces or exchanges on which to trade such, and the structure, rights and transferability of any tokens.
- **Although currently cryptocoins are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use cryptocoins or to exchange cryptocoins for fiat currency.** Such

an action may also result in the restriction of ownership, holding or trading in any future tokens or the Company's capital stock. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Purchasers, or may adversely affect an investment in the Company.

- **There is no assurance that the Company will develop a blockchain or distributed ledger technology or business model.** If the Company does develop a blockchain or distributed ledger business solution or network, it is possible that the ecosystem and network will not be used by a large number of individuals, companies and other entities or that there will be limited public interest in the creation and development of distributed ecosystems more generally or distributed applications to be used on the ecosystem. Such a lack of use or interest could negatively impact the development of any future utility token ecosystem and therefore the potential utility of tokens.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Michael Licamele, 54.0% ownership, Common Equity
- Scott Licamele, 31.5% ownership, Common Equity

Classes of securities

- Common Stock: 5,000,000

Sun Fund Renewables Inc. Common Stock Shares

Sun Fund Renewables Inc. has authorized 10,000,000 shares of common shares. 5,000,000 Common shares have been issued.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).Unless required by law, there shall be no cumulative voting. The number of authorized shares ofCommon Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of theCorporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Series Seed Preferred Stock: 0

Sun Fund Renewables Inc. Preferred Stock Shares

Sun Fund Renewables Inc. has authorized 10,000,000 shares of Preferred Stock shares and has designated 200,000 of that Preferred Stock as Series Seed Preferred Stock. 107,000 shares of Series Seed Preferred Stock are offered in this offering.

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of

Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon and the preferred return set forth in Paragraph 4 of this Section B, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "*Original Issue Price*" shall mean the price per share paid for the each series or class of Preferred Stock.

Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

Deemed Liquidation Events.

Definition. Each of the following events shall be considered a "*Deemed Liquidation Event*" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), the "*Requisite Holders*", elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

Voting. Except as may be specified herein, the Preferred Stock shall have no voting rights and the holders of the Preferred Stock shall be entitled to no vote for such capital stock so held.

Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "*Conversion Rights*"):

Right to Convert.

Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock multiplied by four(4). Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

Mechanics of Conversion.

Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall provide the Company with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock and, if applicable, any event on which such conversion is contingent (a "*Contingency Event*"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) register in the holder's name the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

Record of Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and adjust the share registry as required (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) to show in detail the facts upon which such adjustment or readjustment is based.

Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Certificate of Incorporation, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. All rights with respect to the Preferred Stock converted pursuant to Section 3.7, including the rights, if any, to receive notices, will terminate at the Mandatory Conversion Time. As soon as practicable after the Mandatory Conversion Time, the Corporation shall record such conversion in the share register and issue the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share

of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

Dividends. Holders of the Preferred Stock, in preference to the holders of the Common Stock, shall be entitled to receive, but only out of funds that are legally available therefor, cash dividends at the rate of six percent (6%) of the applicable Original Issue Price per annum (and shall compound and be cumulative) on each outstanding share of Preferred Stock. Such dividends shall be payable only when, as and if declared by the Board of Directors. No distributions shall be made with respect to the Common Stock unless dividends on the Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. Payment of any dividends shall be on a *pro rata, pari passu* basis.

Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

Notice of Record Date. In the event of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying the effective date on which such dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed

sent upon such mailing or electronic transmission.

- SAFT ("Simple Agreement for Future Tokens"): 0

Voting Rights

SAFT holders are not entitled to any voting rights. Even in the event of conversion into Tokens, holders of Tokens are not entitled to any voting rights in the company.

Conversion Rights

If there is a Network Launch before the expiration or termination of this instrument, the Company will issue to the Purchaser a number of Token equal to the Purchase Amount paid under the Subscription Agreement divided the product of the Purchase Price multiplied by the Discount Rate.

"***Network Launch***" is defined as the bona fide public release of the Sun Fund Renewables, Inc. Network and the public sale of the Token.

Rights to Receive Liquidation Distributions

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount (the "***Discount Purchase Amount***"), due and payable to the Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event, to the extent funds are available and prior to paying any amounts to any equity holders of the Company. If immediately prior to the consummation of the Dissolution Event, the assets of the Company that remain legally available for distribution to the Purchaser and all holders of all other SAFTs (the "***Dissolving Purchasers***"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Purchasers of their respective Returned Purchase Amounts, then the remaining assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Purchasers in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to the Subscription Agreement.

Termination

This instrument will expire and terminate upon the earlier of (i) the issuance of Tokens to the Purchaser pursuant to Section 1(a); (ii) the payment, or setting aside for payment, of amounts due the Purchaser pursuant to Section 1(b) referenced above; or (iii) December 31, 2019 (the "***Deadline Date***"), if the Network Launch has not occurred as of such date; provided that, the Company shall have the right to extend the Deadline Date by sixty (60) days, in its sole discretion; provided, that in the case of (iii), the Company shall have the obligation to repay to the Purchasers the aggregate amount of all Purchase Amounts and choose to repay in US Dollars, Bitcoin, or Ether, valued at the

Applicable Exchange Rate for Bitcoin and Ether relative to the US Dollar

This is only a summary of the rights and preferences of the SAFT. For complete information, please Exhibit A of the Subscription Agreement, attached to the Form C.

What it means to be a Minority Holder

As a minority holder of Preferred Shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Preferred Stock, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

The company was founded in September 2017 and as a result does not have an operating history.

We have not yet generated any revenues and do not anticipate doing so until we have completed the construction and commissioning of solar PV projects that will generate electricity and corresponding revenue, which we do not anticipate starting until May 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

The company is investing in the construction of solar photo-voltaic (PV) systems that will generate electricity that will be sold to various purchasers.

Management currently forecasts 2018, 2019 and 2020 sales revenue of $11.9 million, $29.8 million and $57.8 million, respectively, and believes the company will generate positive net income beginning in 2018. These projections are based on an existing pipeline of renewable energy projects that we expect to build out over the next three years. Approximately 75% of these projects will be retained as income generating assets and the remaining 25% of projects we expect to sell over this same time period.

Although we will undertake completion of these milestones with commercially reasonable diligence and we believe we will be able to accomplish these milestones, unforeseen circumstances could arise or circumstances may currently exist that we do not contemplate. Such circumstances may delay completion of one or more of the milestones described above, and/or require us to raise additional amounts to sustain us until we are able to achieve profitability. If we are unable to raise all the funds we are seeking to raise in this offering or any additional funds we may require, we may be required to scale back our development plans by reducing expenditures for consultants, marketing efforts, and other envisioned expenditures. This could hinder our ability to expand operations and sales.If management is unable to implement our proposed business plan or employ alternative financing strategies, it does not presently have any alternative proposals.In that event, investors should anticipate that their investment may be lost and there may be no ability to profit from this investment.

Liquidity and Capital Resources

As of September 30, 2017, we had cash of $168. To date, we have been funded primarily with capital contributions from the Company's principal stockholder. In addition, certain expenditures to date have been paid by the executive team for future reimbursement as a general business practice.We are currently generating operating losses and require the continued infusion of new capital to continue business operations. If this offering is fully subscribed, we anticipate we can operate our business for 12 months without any additional infusions of capital. Even if we are successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to us.

Indebtedness

The company has not had any material term of indebtedness.

Recent offerings of securities

None

Valuation

$50,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,700	$1,070,000
Less: Offering Expenses		
StartEngine Fees (7% total fee)	$700	$70,000
Escrow Fees	$125	$12,500
Professional Fees	$500	$10,000
Net Proceeds	$9,375	$977,500
Use of Net Proceeds:		
Working Capital	$1,375	$195,500
Development and Construction of Solar PV Electricity Generating Systems	$8,000	$782,000
Total Use of Net Proceeds	$9,375	$977,500

We are seeking to raise a minimum of $10,700 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 18 months and plan to use the net proceeds of approximately $950,000 over the course of that time as set forth above. In addition to the previously listed. In addition to the previously listed, the proceeds will be used for inventory purchases and storage.

Proceeds allocated to working capital will go toward sales, general, administrative and legal expenses related to the development of renewable energy projects.

Proceeds allocated to construction of Solar PV Electricity Generating Systems will go toward the purchase of materials such as solar panels, inverters, racking, wiring and transformers as well as toward the costs of engineering, installation and electrical work required to build and commission solar projects.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments made to companies affiliates of issuer; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.sun.fund/investor-relations in the tab labeled "Annual Report.". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sun Fund Renewables Inc.

[See attached]

SUN FUND RENEWABLES, INC

FINANCIAL STATEMENTS

Period Ending December 31, 2017 and December 31, 2016

TOGETHER WITH

INDEPENDENT ACCOUNTANT AUDIT REPORT

TABLE OF CONTENTS


Michael J Hadzipanajotis, CPA
CPA & Consulting Services

INDEPENDENT ACCOUNTANT AUDIT REPORT

To the Board of Sun Fund Renewables, Inc:

We have audited the accompanying financial statements of Sun Fund Renewables, Inc which comprise the balance sheets as of December 31, 2017, and the related statements of operations for the period then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun Fund Renewables, Inc as of December 31, 2017, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Michael J Hadzipanajotis, CPA

MICHAEL J HADZIPANAJOTIS, CPA

Belmont, MA
January 23, 2018

SUN FUND RENEWABLES, INC
BALANCE SHEET
December 31, 2017

	December 31, 2017	December 31, 2016
ASSETS		
Current Assets		
Cash & Cash Equivalents	104	-
Other Current Assets	-	-
Total Current Assets	**104**	**-**
Property & Equipment		
Furniture & Fixtures	-	-
Accumulated Depreciation	-	-
Total Property & Equipment	**-**	**-**
Other Assets	-	-
TOTAL ASSETS	**$ 104**	**$ -**
LIABILITIES & OWNERS EQUITY		
Current Liabilities	-	-
Long Term Liabilities	-	-
Total Liabilities	**$ -**	**$ -**
Owners Equity		
Common Stock	3,178	
Retained Earnings	(3,074)	-
Total Owners Equity	**104**	**-**
TOTAL LIABILITIES & OWNERS EQUITY	**$ 104**	**$ -**

SUN FUND RENEWABLES, INC
STATEMENT OF OPERATIONS
December 31, 2017

	2017	2016
Revenue		
Franchise Revenue	-	-
Other Income	-	-
Cost of Goods Sold	-	-
Gross Profit	**$ -**	**$ -**
Operating Expenses		
Advertising	-	-
Automobile	-	-
Travel & Entertainment	-	-
Legal & Professional	2,500	-
Licenses & Fees	479	-
Bank Fees	95	-
Interest Expense	-	-
Other Business Expenses	-	-
Total Operating Expenses	**$ 3,074**	**$ -**
Net Income Before Taxes	**$ (3,074)**	**$ -**
Income Taxes	-	-
Net Income After Taxes	**$ (3,074)**	**$ -**

SUN FUND RENEWABLES, INC
STATEMENT OF OWNERS EQUITY
December 31, 2017

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2016	**$ -**	**$ -**	**$ -**
Net Profit for the period ending December 31, 2017	-	(3,074)	**(3,074)**
Equity Contributions/ Adjustments	-	3,178	**3,178**
Balance, December 31, 2017	**$ -**	**$ 104**	**$ 104**

SUN FUNDS RENEWABLES, INC
STATEMENT OF CASH FLOWS AND NOTES TO FINANCIAL STATEMENTS
December 31, 2017

	December 31, 2017	December 31, 2016
OPERATING ACTIVITIES		
Net Income	**(3,074)**	**-**
Adjustments Needed To Reconcile To Net Cash Provided By Operations:		
Current Assets	-	-
Current Liabilities/ Payables	-	-
Other	-	-
Net Cash Provided By Operations	**(3,074)**	**-**
INVESTING ACTIVITIES		
Depreciation & Amortization	-	-
Purchase of Fixed Assets	-	-
Net Cash Used By Investing Activities	**-**	**-**
FINANCING ACTIVITIES		
Long Term Liabilities	-	
Equity Contributions	3,178	-
Net Cash Provided By Financing	**3,178**	**-**
Net Cash Change For Period	**104**	**-**
Cash Beginning Of Period	**-**	**-**
Cash End Of Period	**104**	**-**

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Sun Fund Renewables, Inc , a Delaware C Corporation, was founded on September 11, 2017. The Company originated, develops, builds, owns, and operates renewable energy generation systems such as solar PV.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis and as a result, the Company records revenue when earned and expenses when incurred.

Cash and Cash Equivalents

For purposes of the Balance Sheets, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and Depreciation

The Company capitalizes significant purchases of property and equipment expected to be utilized over more than one fiscal year. Purchased property and equipment are stated on the basis of cost and donated items are recorded at their current estimated fair market value at date of donation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

As a Delware C Corporation, the Company itself is responsible for any local, state, and federal tax obligations. Currently, there is no estimated tax liability and therefore no associated accrued tax liability.

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at interim period end consist of the following:

Checking and money market accounts:

	December 31, 2017	December 31, 2016
Cash	$ 104	$ -
Total	**$ 104**	**$ -**

NOTE 3 – CONCENTRATIONS OF CREDIT AND MARKET RISK

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2017, the Company had $0 of uninsured balances at these institutions.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair values of assets measured on a recurring basis at December 31, 2017 are as follows:

	FMV	Quoted Prices in Active markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash-2017:				
Cash	$104	NONE	NONE	NONE

NOTE 5. RELATED PARTY TRANSACTIONS

It should be noted that Sun Fund Renewables, Inc has not conducted any related party transactions.

NOTE 6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 23, 2018, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Sun Fund is pending **StartEngine Approval.**


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Sun Fund
Solar Project Management Company
Small OPO · Milford, CT · Environment
Accepting International Investment
Vertically integrated solar development platform
Sun.Fund
Solar 2.0

Introducing Sun Fund

Vertically Integrated Solar Development

What is Sun Fund?

Sun Fund originates, develops, finances, builds, operates and owns solar projects in US markets.

We plan to offer a 6% annual return beginning the first year you invest because we are building projects that generate stable revenue based on 20-year contracts, known as Power Purchase Agreements (PPA).

These preferred shares are also convertible to common shares, meaning that you can earn a 6% annual return while also benefiting from a future increase in value of the company.

Sun Fund is a real-world company building revenue generating renewable energy assets that is also developing an Ethereum-based blockchain currency platform. With the ability to implement smart contracts on a distributed ledger, the Sun Fund token will bring liquidity and a store of value for renewable energy assets while also helping to disintermediate global financial and energy markets.

As far as we know, we are more profitable than other renewable energy companies because we focus on the small and medium-scale commercial and industrial solar markets that have better margins and incentives. For example, larger solar companies will construct a 20 megawatt solar plant and only get paid five or six cents per kilowatt of electricity generated. Our projects are much smaller, but generate anywhere from 14 to 25 cents per kilowatt.

We have a pipeline of over 55 megawatts of projects so we plan to put your investment dollars to work generating revenue right away.

Sun Fund is also bringing renewable energy to Bitcoin and other coin mining operations to help make coin mining environmentally sustainable.

Before crowdfunding, companies like Sun Fund could only work with private investors. Now these investments are available to everyone.

We are inspired by the Toms Shoes One-to-One model but we are taking that further with our 250 to 1 model. We will bring electricity to 250 families in the developing world who currently do not have electricity for every one megawatt of solar that we install in the United States.

Investment

6% Dividend & Future Tokens

$10/share of Series Seed Preferred Stock | When you invest you are betting the company's future value will exceed $51.07 million.

Perks - Future Tokens
Sun Fund investors are also entitled to future tokens that will be part of a future token generation event.

In connection with the purchase of the shares, Purchasers shall receive from the Company the following number of future tokens (if and when the Company has a future token generation event):

- Investors will receive a number of tokens equal to the value of the investment amount. For example, an investment of $1,000 will entitle the investor to 1,000 future tokens.

The tokens will vest and be delivered approximately 120 days after the official launch of the token generation event. The Company currently does not have a distributed ledger based business model nor a blockchain based utility token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur.

Note: All perks occur after the offering is completed.

We are Sun Fund. Welcome to Solar 2.0.

Our Accomplishments

The Sun Fund management team has successfully developed over $70 million worth of projects since entering the solar sector in 2014. They have a proven track record in project development, financing, engineering, procurement and construction of solar projects.

Our experienced team leaders remain committed to promoting Sun Fund's vision – the rapid deployment of solar energy in the United States and a strong commitment to helping families in the developing world gain access to clean, renewable energy.

Why Invest in Sun Fund? We Offer Socially Responsible Investing (SRI) with Robust Annual Dividend Payments

- Sun Fund builds and owns solar projects using proven technology and keeps giving back to investors and the world.
- Your investment in Sun Fund offers stable annual returns and is low risk.
- Our experienced team has succeeded with a solar investment model that works for the investor.
- Your investment in Sun Fund earns income primarily from long-term contracts with very stable electric utility companies.
- Our experienced team leaders remain committed to promoting Sun Fund's vision – the rapid deployment of solar energy in the United States and a strong commitment to helping families in the developing world gain access to clean, renewable energy.

Sun Fund targets the most profitable segments of the American solar market

Check out some projects the Sun Fund team has built... | Join the new American energy revolution!

We believe Sun Fund is positioned better than competitors to succeed in our target market segments.

We built a proven solar business model that is Solar 2.0. Our team's efficiency has a track record of success in solar development, finance, project management and the operation of solar assets.

In the NorthEast region, Sun Fund invests in community solar and small utility-scale solar projects, as well as solar for affordable housing, commercial and industrial properties. These market segments are the most profitable areas of solar investment.

Focus on Industrial Solar Projects | Efficient Engineering | Solar Installation Expertise | Affordable Housing Experience

Sun Fund originates, develops, finances, builds, operates and owns solar projects in US markets. Your investment in Sun Fund is an investment in stable annual returns and lower risk. Sun Fund builds and operates solar projects using proven technologies.

Investing in Sun Fund is the smart choice for your renewable investment dollar. Our experienced management team is executing a proven business model centered on building renewable energy assets with long-term power purchase agreements. We internalize solar tax credits and depreciation, which reduces our corporate tax liabilities and supports higher dividend payments for investors.

The Sun Fund team has over 55 megawatts of solar projects currently under development, with 1.5 megawatts of projects coming online in 2017, Sun Fund is positioned to quickly scale up and build market share while maintaining high net operating income through a vertically-integrated business model.

Why Sun Fund's Model is Best in Class

- We are vertically integrated, which improves profitability.
- We originate our own projects, which reduces costs.
- We have expertise in solar finance and tax equity structuring.
- We are experts in solar debt financing.
- Our project managers are highly efficient.
- Our solar portfolio will grow each year - and that means value creation for investors.
- Future upside from planned IPO.
- Crowdfunding will drive Fintech value.

Focusing on the most profitable segments of the American solar market.

As the US solar market continues to grow, Sun Fund's investors will benefit from lowering costs for projects and increasing demand for electricity. Your Sun Fund investment will be deployed into projects mainly in the Northeastern United States where electricity costs are higher. That means better returns for Sun Fund investors. In the Northeast region, Sun Fund invests in community solar and small utility-scale solar projects, as well as solar for affordable housing, commercial and industrial properties. These market segments are the most profitable areas of solar investment.

Vertical Integration & Profitable Market Segments

Sun Fund is aggressively efficient, finding savings in all phases of the project and throughout the entire solar project life cycle. We've proven our business model and management team in millions in projects already. We have 55 megawatts of projects ready to build with your investment, in the most profitable solar markets in the country. And we internalize solar tax credits and depreciation, which shields corporate net income and supports higher dividend payments.

Earn 6% - Fight Climate Change - Bring Solar to People in Need

Your investment in Sun Fund will provide you with an attractive and stable dividend while you help America and the world fight climate change.

We are inspired by the Toms Shoes One-to-One model but we are looking to take that further with our 250 to 1 model. We will bring electricity to 250 families in the developing world who currently do not have electricity for every one megawatt of solar that we install in the United States.

Best In Class Vertical Integration Model


Vertical Integration
Sun.Fund
Low Cost Origination
Direct origination instead of acquisition
Successful track record originating 55 megawatts of projects
Low Cost Development
Internally develop projects to achieve lower costs and higher investor returns
Scalable Execution
Partner with multiple solar contractors
Maintain competitive pricing and scalability
Originate
Design
Develop
Finance
Build
Manage
We originate projects with our own team.
Our engineering team optimizes solar designs to maximize project performance
We develop projects to Notice to Proceed (NTP) status.
Dedicated crowdfunding solar finance platform direct to investors.
We partner with accredited solar contractors.
Once operational, we manage and monitor our solar projects.
Efficient Engineering
Skilled design team reduces construction costs
Team experience ranges from residential to utility-scale projects
Financial Optimization
Determine optimal debt and tax equity combination
Reduce tax liability with solar tax credits and depreciation
Asset Management
Manage solar assets in the portfolio
Maintain high net operating income



Developed our first industrial
Developed two solar arrays for Milford Housing
Partnered with Metamorphosis
Our First 250:1 Solar Charity Project
Sun Fund Starts

In the Press


NEWS 12 CONNECTICUT
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Meet the Founders

Michael Licamele
President & Director

Michael has been President & Director of Sun Fund Renewables Inc. since inception. Michael has also been President of MSL Group Inc. for over 25 years (1988-2017), where he has been engaged in the business of energy project finance and development as well as real estate development. He has led the development of over 50 megawatts of solar projects in the past three years. Previously he received the national 2012 Award of Excellence in Program Innovation by the National Association of Housing and Redevelopment Officials. Partnered with Bridgeport Housing First Collaborative & Housing Authority of the City of Bridgeport, Mike helped to cut chronic homelessness in Bridgeport by 50%. He received his MBA from the Stern School of Business at new York University and a BS in Foreign Service from the School of Foreign Service at Georgetown University. Mike was recently interviewed by the local press to discuss a community solar project he developed and also received a Certificate of Recognition from the United States Senate for his pioneering work in renewable energy and affordable housing.

Scott Licamele
Senior Vice President

Scott has been Senior Vice President of Sun Fund Renewables Inc. since inception. Scott has also been Senior Vice President of Business Development at MSL Group, Inc. since January 2011 where he has been engaged in the business of energy project finance and development. He has an extensive background in emerging capital markets, equity research and asset management. He was previously a Senior Emerging Markets Broker with Sberbank CIB in New York (the largest financial institution in Eastern Europe), where he advised US institutional investors on emerging markets equity investments (2011-2015). Prior to that he was Director of Equity Research at Red Star Asset Management, a Greenwich, CT based hedge fund focused on emerging markets equities (2009-2011). Scott received a B.A. in European History from Bard College and an M.A. in International Finance & Banking from the School of International and Public Affairs at Columbia University in New York. He is fluent in Russian and has worked extensively in the former Soviet Union in various capacities. Scott has appeared frequently on financial news networks, such as Bloomberg Television and was quoted in the local press regarding the renewable energy market. Scott is a volunteer on the Weston, Connecticut Sustainability Committee.

And the Rest of the Team

Mark Victor Hansen - Head of Investor Relations
Head of Investor Relations
Mark joined the Sun Fund Team in 2017. He is an inspirational and motivational speaker and author. He is best known as the founder and co-creator of the "Chicken Soup for the Soul" book series. Chicken Soup for the Soul books are one of the most successful publishing franchises in the world today, with more than 500 million books sold internationally and more than 100 licensed products. There are now over 500 million copies in print worldwide. Two of Hansen's most recent books are "How to Make the Rest of your Life The Best of your Life" and "Cash in a Flash". The latter is the sequel to #1 The New York Times Best Seller, "The One Minute Millionaire." Hansen has appeared on Oprah, CNN and The Today Show and was featured in Time, U.S. News & World Report, USA Today, The New York Times and Entrepreneur Magazine.

Bryan Wilson - Vice President of Operations
Vice President of Operations
Bryan has been Vice President of Operations at MSL Group since 2011 where he has been engaged in the business of energy finance and development. Earlier in his career, Bryan worked with Mo Vaughn (of the Boston Red Sox) to create and manage the Mo Vaughn Youth Development Program (M.V.Y.D.P). Bryan was instrumental in facilitating Mo Vaughn's profitable marketing campaigns, including endorsements, promotions and appearances for Pepsi Cola, Co., Stateline Potato Chips, Reebok, Adidas, Sprint PCS, Tommy Hilfiger, Ringling Brothers and Barnum Bailey Circus. He was also a cofounder of Wilson & Smith Associates, which provided services for Sean "Puffy" Combs a.k.a "P.Diddy." He set up and managed a nonprofit youth program in Harlem. Bryan received a BA from Teikyo Post University in Waterbury, CT on a four year athletic scholarship as their star point guard.

Ron Little - Project Manager
Project Manager
Ron has been with MSL Group since 2014. He is a seasoned project manager & trainer, successful in identifying performance gaps and providing solutions resulting in efficient project execution and improved job performance. He has worked in healthcare, telecommunications and higher education. Ron received his B.A. from the University of Connecticut and a M.A. from Fairfield University.

Raffaella Morgan - Processing Manager
Processing Manager
Raffaella has been with MSL Group since 2013. She is a seasoned, client-focused administrative professional. She has a strong background in office administration, in both corporate and small business environments. Raffaella is also active in many organizations in her community and volunteers at Metropolitan Ministries to help provide meals and clothing to local homeless and underprivileged residents.

Jose Morales - Solar Engineering Designer
Solar Engineering Designer
Jose has been with MSL Group since 2015. He is a highly experienced solar designer. He collaborates on business development, solar layout and design, electrical engineering and permitting of solar projects in MSL Group's key markets. Jose received a B.A. in Architecture from UTU IEC in Montevideo, Uruguay as well as certifications in Auto CAD design.

Brittany Beauchemin - Digital Marketing Manager
Digital Marketing Manager
Brittany has extensive experience in administrative duties. She previously worked as an administrative assistant to the product development team at Case Concepts International, Ltd. Brittany received her B.A. in English and American Studies from Western Connecticut State University.

Lucia Morel - Accounting Manager
Accounting Manager
Lucia joined MSL Group in 2016. She received her M.S in Taxation from the University of New Haven in 2015 while gaining experience as an Individual Tax Preparer and Bookkeeper for a tax preparation firm and telecommunications company. Her background includes preparation of income taxes for individual and small business, as well as general bookkeeping experience. Others general software skills includes QuickBooks, Buildium, Drake and Ultra Tax. Lucia is fluent in Spanish.

Alfred Coney - Master Electrician
Master Electrician
Al is an E1 electrician who specializes in solar contracting. He has been an integral part of the MSL Group solar EPC team.

Offering Summary

Maximum 107,000 shares of series seed preferred stock ($1,070,000)

Minimum 1,000 shares of series seed preferred stock ($10,000)

Company	Sun Fund Renewables, Inc.
Corporate Address	185 Plains Road, Suite 100E, Milford, CT 06461
Description of Business	Sun Fund develops, constructs, owns and operates solar power systems.
Type of Security Offered	Series Seed Preferred Stock (convertible to common with cumulative 6% preferred return.)
Purchase Price of Security Offered	$10 per share
Minimum Investment Amount (per investor)	$100

Perks - Future Tokens!

In connection with the purchase of the shares, Purchasers shall receive from the Company the following number of future tokens (if and when the Company has a future token generation event):

- Investors will receive a number of tokens equal to the value of the investment amount. For example, an investment of $1,000 will entitle the investor to 1,000 future tokens.

The tokens will vest and be delivered approximately 120 days after the official launch of the token generation event. The Company currently does not have a distributed ledger based business model nor a blockchain based utility token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur.

Note: All perks occur after the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments made to companies affiliates of issuer; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes.



Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Welcome to Sun Fund and Solar 2.0.

Sun Fund's solar investment platform works equally well for both the environment AND the investor.

Sun Fund originates, develops, finances, builds, operates and owns solar projects in US markets.

Your investment in Sun Fund is an investment in stable annual returns and lower risk.

Sun Fund builds and operates solar projects using proven technologies.

Our experienced team has succeeded with a solar business model that works *for* the investor.

We're also bringing clean, renewable power to parts of the world where people have no access to electricity. We bring solar power to medical facilities, schools, water wells and homes around the world to help empower communities in need.

Investors in solar to date have been disappointed by poor results due to misaligned incentives. The investor feels left behind, because in Solar 1.0 projects, the majority of profits went to up to half a dozen separate and disjointed entities.

Sun Fund brings the entire process in-house, allowing investors to realize higher returns. That's Solar 2.0.

Sun Fund is aggressively efficient, finding savings in all phases of the project and throughout the entire solar project life cycle.

As the US solar market continues to grow, Sun Fund's investors will benefit from lowering costs for projects and increasing demand for electricity. Your Sun Fund investment will be deployed into projects mainly in the Northeastern United States where electricity costs are higher. That means better returns for Sun Fund investors.

In the NorthEast, Sun Fund invests in community solar and small utility-scale solar projects, as well as solar for affordable housing, commercial and industrial properties. These market segments are the most profitable areas of solar investment.

Sun Fund is positioned better than competitors to succeed in our target market segments.

We built a proven solar business model that is Solar 2.0. Our team's efficiency has a track record of success in solar development, finance, project management and the operation of solar assets.

Sun Fund revenue comes from long-term power purchase agreements, renewable energy credits from utilities and from the sale of solar projects that we develop.

The Sun Fund team currently has over 55 megawatts of solar projects under development and is ramping up to build 1,000 megawatts over the next five years. Your investment will go towards these revenue-generating projects.

The Sun Fund management team has successfully developed over $70 million worth of projects since entering the solar sector in 2014. They have a proven track record in project development, financing, engineering, procurement and construction of solar projects.

Our experienced team leaders remain committed to promoting Sun Fund's vision – the rapid deployment of solar energy in the United States and a strong commitment to helping families in the developing world gain access to clean, renewable energy.

We invented Solar 2.0 so investing in Sun Fund is the smart choice for your renewable investment dollar. Our experienced management team is executing a proven business model for solar. We have 55 megawatts of projects ready to build with your investment, in the most profitable solar markets in the country and we continue to grow quickly. We internalize solar tax credits and depreciation, which reduces our corporate tax liabilities and supports higher dividend payments for investors.

We invite you to join the Sun Fund community of investors on our campaign to build the renewable energy future of America while also bringing clean energy to families and communities in the developing world.

Sun Fund. The best thing to happen to solar since the sun.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

SUN FUND RENEWABLES INC.

FIRST AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Sun Fund Renewables Inc. (the "***Corporation***"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Sun Fund Renewables Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on September 11, 2017 under the name Sun Fund Renewables Inc.

2. All amendments to the Certificate of Incorporation have been duly authorized and adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of the General Corporation Law.

3. This First Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation (as amended), has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law. The text of the Corporation's Certificate of Incorporation is amended and restated to read as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 27th day of October, 2017.

By:____________________________________
Michael Licamele, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:24 AM 10/27/2017
FILED 11:24 AM 10/27/2017
SR 20176818077 - File Number 6539690

Exhibit A

SUN FUND RENEWABLES INC.

FIRST AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Sun Fund Renewables Inc. (the "***Corporation***")

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The name of its registered agent at such address is Harvard Business Services.

ARTICLE III: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV: AUTHORIZED SHARES.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) 10,000,000 shares of Common Stock, $0.001 par value per share ("***Common Stock***"), and (b) 10,000,000 shares of Preferred Stock, $0.001 par value per share ("***Preferred Stock***"). The Preferred Stock may be issued from time to time in one or more series or classes, each of such series or class to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. Except where specifically set forth herein, each series or class of Preferred Stock shall have the rights set forth in Section B of this Article IV. As of the effective date of this First Amended and Restated Certificate of Incorporation (this "***Restated Certificate***"), 200,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

The shares of Common Stock and Preferred Stock are not evidenced by certificates. The Company will keep a register of the shareholders' shareholding interest, in which it will record all issuances, redemptions and transfers of the shareholders' shares.

The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon and the preferred return set forth in Paragraph 4 of this Section B, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "***Original Issue Price***" shall mean the price per share paid for the each series or class of Preferred Stock.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), the "***Requisite Holders***", elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

1.3.3 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting. Except as may be specified herein, the Preferred Stock shall have no voting rights and the holders of the Preferred Stock shall be entitled to no vote for such capital stock so held.

3. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock multiplied by four(4). Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall provide the Company with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock and, if applicable, any event on which such conversion is contingent (a "***Contingency Event***"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) register in the holder's name the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6 Record of Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and adjust the share registry as required (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) to show in detail the facts upon which such adjustment or readjustment is based.

3.7 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.8 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Certificate of Incorporation, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. All rights with respect to the Preferred Stock converted pursuant to Section 3.7, including the rights, if any, to receive notices, will terminate at the Mandatory Conversion Time. As soon as practicable after the Mandatory Conversion Time, the Corporation shall record such conversion in the share register and issue the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. Holders of the Preferred Stock, in preference to the holders of the Common Stock, shall be entitled to receive, but only out of funds that are legally available therefor, cash dividends at the rate of six percent (6%) of the applicable Original Issue Price per annum (and shall compound and be cumulative) on each outstanding share of Preferred Stock. Such dividends shall be payable only when, as and if declared by the Board of Directors. No distributions shall be made with respect to the Common Stock unless dividends on the Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. Payment of any dividends shall be on a *pro rata, pari passu* basis.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying the effective date on which such dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI: RESERVED.

ARTICLE VII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VIII: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of

Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

EXHIBIT G TO FORM C

FORM OF SUBSCRIPTION AGREEMENT

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

The undersigned understands that %%NAME_OF_ISSUER%%, a Corporation organized under the laws of %%STATE_INCORPORATED%% (the "Company"), is offering up to $%%MAX_FUNDING_AMOUNT%% of the Securities in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated %%DATE_OF_LAUNCH%% the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. PST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The[a] undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.
i. The undersigned has reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) Uncertified Shares.
i. The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the undersigned's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Revisions to Manner of Holding.
In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

9. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the %%ISSUER_LOCATION%% which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	**%%ADDRESS_OF_ISSUER%%** **E-mail: %%ISSUER_EMAIL%%** **Attention: %%ISSUER_TITLE%%**
with a copy to:	**Attention: %%LEGAL_NAME%%**

	E-mail: %%LEGAL_EMAIL%%
If to the Purchaser:	**%%VESTING_AS%%** **E-mail: %%VESTING_AS_EMAIL%%** **Attention: %%INVESTOR_TITLE%%**

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):
By_%%SUBSCRIBER_SIGNATURE%%____________________ **Name:%%VESTING_AS%%** %%VESTING_AS_EMAIL%% **%%SUBSCRIBER_SIGNATURE%%**

PURCHASER (if an entity):
__%%SUBSCRIBER_SIGNATURE%%____________________ **Legal Name of Entity** **By_____%%INVESTOR_SIGNATURES%%________________** **Name: %%VESTING_AS%%** %%VESTING_AS_EMAIL%% **Title:%%INVESTOR_TITLE%%**

State/Country of Domicile or Formation: ____

The "**Securities**" shall mean a Unit, which shall consist of the following: 1 share of the Company's Series Seed Preferred Stock and the right to receive future tokens equal to the Purchase Amount divided by the Purchase Price for the Token at the time of the Network Launch. The future Token shall be issued in accordanse with the Simple Agreement for Future Tokens Terms of Purchase attached hereto as **Exhibit A**.

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% for %%VESTING_AMOUNT%% (the "**Purchase Amount**").

%%NAME_OF_ISSUER%%
By____%%ISSUER_SIGNATURE%%_________________ **Name:** %%NAME_OF_ISSUER%% **Title: %%ISSUER_TITLE%%**

[a]
Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved,

endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

Exhibit A
(Simple Agreement for Future Tokens)
TERMS OF PURCHASE

THE PURCHASER ("***Purchaser***") of this SAFT acknowledges and agrees to the following terms and conditions in connection with its purchase of future tokens ("***Tokens***") as part of the "Units" issued pursuant to the terms of the Subscription Agreement.

1. Events

(a) Network Launch. If there is a Network Launch before the expiration or termination of this instrument, the Company will issue to the Purchaser a number of Token equal to the Purchase Amount paid under the Subscription Agreement divided the product of the Purchase Price multiplied by the Discount Rate. The issuance of Tokens will be subject to the Lock-Up Period set forth on the signature page.
In connection with, as a condition to, and prior to the issuance of Tokens by the Company to the Purchaser pursuant to this Section 1(a):

(i) The Purchaser will execute and deliver to the Company any and all other transaction documents related to this SAFT as are reasonably requested by the Company, including verification of accredited investor status or non-U.S. person status under the applicable securities laws; and

(ii) The Purchaser will provide to the Company a network address to which Purchaser's Tokens will be sent after the Network Launch.

(b) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount (the "***Discount Purchase Amount***"), due and payable to the Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event, to the extent funds are available and prior to paying any amounts to any equity holders of the Company. If immediately prior to the consummation of the Dissolution Event, the assets of the Company that remain legally available for distribution to the Purchaser and all holders of all other SAFTs (the "***Dissolving Purchasers***"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Purchasers of their respective Returned Purchase Amounts, then the remaining assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Purchasers in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(b).

(c) Termination. This instrument will expire and terminate upon the earlier of (i) the issuance of Tokens to the Purchaser pursuant to Section 1(a); (ii) the payment, or setting aside for payment, of amounts due the Purchaser pursuant to Section 1(b); or (iii) December 31, 2019 (the "Deadline Date"), if the Network Launch has not occurred as of such date; provided that, the Company shall have the right to extend the Deadline Date by sixty (60) days, in its sole discretion; provided, that in the case of (iii), the Company shall have the obligation to repay to the Purchasers the aggregate amount of all Purchase Amounts and choose to repay in US Dollars, Bitcoin, or Ether, valued at the Applicable Exchange Rate for Bitcoin and Ether relative to the US Dollar.

2. Definitions

"***Discount Price***" *means the maximum price per Token sold by the Company to the public during the Network Launch multiplied by the Discount Rate.*

"***Discount Rate***" means 0%.

"***Dissolution Event***" means (i) a voluntary termination of operations of the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"***Governmental Authority***" means any nation or government, any state or other political subdivision thereof, any entity exercising legislative, judicial or administrative functions of or pertaining to government, including, without limitation, any government authority, agency, department, board, commission or instrumentality, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any self-regulatory organization.

"***Laws***" means laws, statutes, ordinances, rules, regulations, judgments, injunctions, orders and decrees.

"***Lock-Up Period***" means the three (3) month period in which the purchased tokens are held by the Company on behalf of the Purchaser after the Network Launch and cannot be traded.

"***Person***" means individual or legal entity or person, including a government or political subdivision or an agency or instrumentality thereof.

"***Purchase Price***" means the price paid by purchasers to purchase Tokens during the Network Launch.

"***Network Launch***" the bona fide public release of the Sun Fund Renewables, Inc. Network and the public sale of the Token.

"***SAFT***" means an agreement containing a future right to units of Tokens purchased by Purchasers, similar in form and content to this agreement, which a significant portion of the amount raised under the SAFTs will be used to fund the Company's development of the Sun Fund Renewables, Inc. Network, a decentralized blockchain-based renewable energy platform and exchange (the "***Network***"), built on Ethereum blockchain and smart contracts.

3. Company Representations

(a) The Company is a limited company duly organized, validly existing and in good standing under the laws of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is, to the Company's knowledge, within the power of the Company and, other than with respect to the actions to be taken when Tokens are to be issued to the Purchaser, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws or (ii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation, individually, or together with all such violations, could reasonably be expected to have a material adverse effect on the Company.

(c) To the knowledge of the Company, the performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company as currently in effect; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) To the knowledge of the Company, no consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

(f) THE COMPANY MAKES NO WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (i) WARRANTY OF MERCHANTABILITY; (ii) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (c) WARRANTY OF TITLE; OR (iii) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN, PURCHASER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY, OR ANY OTHER PERSON ON THE COMPANY'S BEHALF.

4. Purchaser Representations

(a) The Purchaser has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Purchaser has been advised that this instrument is a security and that the offers and sales of this instrument have not been registered under any country's securities laws and, therefore, cannot be resold except in compliance with the applicable country's laws. The Purchaser is purchasing this instrument for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Purchaser's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(c) Purchaser (i) understands that this instrument has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and, therefore, cannot be resold unless registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available, (ii) has not been formed solely for the purpose of making this purchase and is purchasing this SAFT for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof and (iii) has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of such purchase, is able to incur a complete loss of such purchase and is able to bear the economic risk of such purchase for an indefinite period of time.

(d) The Purchaser hereby has sufficient knowledge and experience in business and financial matters to be able to evaluate the risks and merits of its purchase of this SAFT and of the Tokens and is able to bear the risks thereof. The Purchaser has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire this SAFT. The Purchaser understands that the Tokens involve risks, all of which the Purchaser fully and completely assumes, including, but not limited to, the risk that (i) the technology associated with the Network will not function as intended; (ii) the Network may never be developed and Network Launch will not be completed; (iii) the Network will fail to attract sufficient interest from key stakeholders; (iv) the Tokens may never be created; and (v) the Company and/or the Network may be subject to investigation and punitive actions from Governmental Authorities.

The Purchaser understands and expressly accepts that the Tokens may never be created and if such Tokens are created, such Tokens will be created and delivered to the Purchaser at the sole risk of the Purchaser on an "AS IS" and "UNDER DEVELOPMENT" basis. The Purchaser understands and expressly accepts that the Purchaser has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE PURCHASER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

(e) The Purchaser understands that Purchaser has no right against the Company or any other Person except in the event of the Company's breach of this instrument or intentional fraud.

THE COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS INSTRUMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT OR OTHERWISE, SHALL NOT EXCEED THE TOTAL OF THE AMOUNTS PAID TO THE COMPANY PURSUANT TO THIS INSTRUMENT. NEITHER THE COMPANY NOR ITS REPRESENTATIVES SHALL BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS INSTRUMENT.

(f) The Purchaser understands that Purchaser bears sole responsibility for any taxes as a result of the matters and transactions the subject of this instrument, and any future acquisition, ownership, use, sale or other disposition of Tokens held by the Purchaser. To the extent permitted by law, the Purchaser agrees to indemnify, defend and hold the Company or any of its affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the issuance of Tokens to the Purchaser pursuant to Section 1(a) of the instrument) associated with or arising from the Purchaser's purchase of Tokens hereunder, or the use or ownership of Tokens.

6. Miscellaneous

(a) This instrument sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous disclosures, discussions, understandings and agreements, whether oral of written, between them. Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Purchaser.

(b) Any notice required or permitted by this instrument will be deemed sufficient when sent by email to the relevant address listed on the signature page, as subsequently modified by written notice received by the appropriate party.

(c) The receipt of the Token does not entitle the holder of such Tokens to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor will anything contained herein be construed to confer on the holder of Tokens, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; and provided, further, that the Company may assign this instrument in whole, without the consent of the Purchaser, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) Each of the Company and the Purchaser agree to treat this instrument as a forward contract for U.S. federal, state and local income tax purposes, and will not take any position on any tax return, report, statement or other tax document that is inconsistent with such treatment, unless otherwise required by a change in law occurring after the date hereof, a closing agreement with an applicable tax authority or a final non-appealable judgment of a court of competent jurisdiction.

(h) The Purchaser shall, and shall cause its affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably requested by Company to carry out the provisions of this instrument and give effect to the transactions contemplated by this instrument, including, without limitation, to enable the Company or the transactions contemplated by this instrument to comply with applicable laws.

(i) The Company shall not be liable or responsible to the Purchaser, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this instrument, including without limitation, launching the Network or consummating the Network Launch, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (a) acts of God; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (d) Law; or (e) action by any Governmental Authority.